July 17, 2025

Zhen Qin
Chief Executive Officer
Linkhome Holdings Inc.
2 Executive Circle, Suite 100
Irvine, CA 92614

        Re: Linkhome Holdings Inc.
            Post-Effective Amendment No.5 to Form S-1
            Filed June 26, 2025
            File No. 333-280379
Dear Zhen Qin:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No.5 on Form S-1 filed June 26, 2025
Certain Relationships and Related Party Transactions, page 80

1. Please update to provide the disclosure required by Item 404 of Regulation S-K for the three months ended March 31, 2025.
Underwriting, page 92

2. We note that this offering relates to 1,250,000 shares of your common stock. We also note your disclosure here, that the underwriters are committed to purchase 2,000,000 shares. Please revise for consistency or advise.
General

3. We note that Exhibit 5.1 refers to underwriter warrants that are not present in the prospectus. Please revise your legal opinion to opine on the securities being offered or advise.
 July 17, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Michael J. Blankenship